SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          Lightning Rod Software, Inc.
                      (formerly CE Software Holdings, Inc.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   532244 10 0
                                 (CUSIP Number)

                                Sheldon T. Fleck
                    5720 Smetana Drive, Minnetonka, MN 55343
                                 (952) 939-3945

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 28, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

                                  SCHEDULE 13D

CUSIP No.   532244 10 0                                   Page  2  of  4  Pages

1             NAMES OF REPORTING PERSONS/
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sheldon T. Fleck

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                         (a) [ ]
                                                                         (b) [ ]

3             SEC USE ONLY

4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              PF

5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [ ]

6             CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.

 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                  309,959 (includes 5,373 shares which may be
  OWNED BY                    purchased upon exercise of currently
    EACH                      exercisable options, 62,500 shares which may
 REPORTING                    be purchased upon exercise of currently
   PERSON                     exercisable Warrants, and 46,875 shares
    WITH                      which may be acquired upon conversion of a
                              loan)

                    8         SHARED VOTING POWER
                              0

                    9         SOLE DISPOSITIVE POWER
                              309,959 (includes 5,373 shares which may be purchased upon exercise of currently exercisable options, 62,500 shares which may be purchased upon exercise of currently exercisable Warrants, and 46,875 shares which may be acquired upon conversion of a loan)

                    10        SHARED DISPOSITIVE POWER
                              0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,959 (This includes 5,373 shares which may be purchased upon exercise of currently exercisable options, 62,500 shares which may be purchased upon exercise of currently exercisable Warrants, and 46,875 shares which may be acquired upon conversion of a loan.)

12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (SEE INSTRUCTIONS)                                             [ ]

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.4%

14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN

Item 1.  Security and Issuer.

         This filing relates to Common Stock of Lightning Rod Software, Inc. (formerly CE Software Holdings, Inc.) (the "Company"), 7031 Ohms Lane, Suite 600, Minneapolis, MN 55439

Item 2.  Identity and Background.

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Fleck purchased the shares of the Company's Common Stock and Warrants to purchase Common Stock with personal funds.

Item 4.  Purpose of Transaction.

         The shares of Common Stock and Warrants purchased by Mr. Fleck have been acquired for investment purposes. Mr. Fleck may make additional purchases of Common Stock either in the open market or in private transactions depending on his evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Mr. Fleck may decide in the future to sell all or part of his investments in the Company's Common Stock. Although the purchases of shares of Common Stock and Warrants have been made for investment, at some future time Mr. Fleck might decide that it is desirable to seek to acquire the Company or to seek to control or further influence the management and policies of the Company. At the present time Mr. Fleck has made no decision to seek to acquire the Company or to seek to control or further influence the management or policies of the Company.

Item 5.  Interest in Securities of the Issuer.

         Mr. Fleck beneficially owns 309,959 shares of the Company's Common Stock, representing 9.4% of the shares of Common Stock which would be outstanding assuming conversion of loans and exercise of all options and Warrants held by Mr. Fleck. Of such shares, 195,211 are held directly by Mr. Fleck, 67,873 are obtainable upon exercise of options and Warrants which are currently exercisable or will become exercisable within 60 days of the date of this Schedule 13D Amendment, and 46,875 may be acquired upon conversion of a loan. Mr. Fleck has sole voting and dispositive power over all of the Common Stock and rights to acquire Common Stock currently owned by him. Mr. Fleck effected the following transactions in the Company's Common Stock during the 60 days prior to the date of this Schedule 13D:


                                                                       Number    Price Per
                         Transaction                        Date      of Shares   Share
                         -----------                        ----      ---------  ---------
           Exercise of options from private parties       4/12/00    24,000       $5.00
              Exercise of director stock option           4/20/00       500       $4.375
              Exercise of director stock option           4/20/00       347       $2.375
              Exercise of director stock option           4/20/00       180       $4.50
                 Private purchase from Issuer             4/28/00    62,500 (1)   $8.00
                 Received pursuant to merger              4/28/00    28,984         (2)
                 Received pursuant to merger              4/28/00    46,875 (3)     (2)

(1) Acquired as part of Units, each Unit consisting of one share of Common Stock and a Warrant to purchase one share of Common Stock.

(2) Acquired in connection with merger of ATIO Corporation USA, Inc. into Issuer.

(3) Reflects shares which may be acquired following the merger pursuant to conversion of a loan convertible into shares of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 8, 2000



                                                /s/ Sheldon T. Fleck
                                                    Sheldon T. Fleck